Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Bitfufu Inc. on Amendment No. 1 to Form F-1 (File No. 333-278207) of our report dated December 18, 2023, which includes an explanatory paragraph as to Arisz Acquisition Corp.’s ability to continue as a going concern and an explanatory paragraph as to the restatement of the previously issued financial statements, with respect to our audits of the financial statements as of September 30, 2023 and 2022, and for the years then ended, appearing in the Annual Report on Form 10-K of Arisz Acquisition Corp. for the year ended September 30, 2023. We also consent to the reference to our firm under the heading “Experts” in Amendment No. 1 to Form F-1.

/s/ Marcum llp

Marcum llp

East Hanover, NJ

April 30, 2024